# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: LakeShore Biopharma Co., Ltd., CIK 0001946399
CUSIP: G9845F208
Title of class of securities: Ordinary Shares, par value $0.0002 per share
Address of issuer's principal executive offices: Building No. 2, 38 Yongda Road, Daxing Biomedical Industry Park, Daxing, Beijing, China (F4), 102629
Date of event which requires filing of this statement: 04/29/2026
Filed by CIK 0002078050
Persons authorized to receive notices and communications: Huaqin Xue, c/o Kingston Chambers, PO Box 173, Road Town, Tortola, Virgin Islands British (D8), VG1110, 86 133 3571 1066; Oceanpine Capital Inc., c/o Suite 2207-9, 22/F, Tower Two, Lippo Centre, 89 Queensway, Admiralty, Hong Kong (K3), 000000, 86 (10) 6195 9000

## Reporting persons
- Huaqin Xue: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); member of a group; source of funds: personal funds (PF), other (OO); sole voting power 21,021,332; shared voting power 0; sole dispositive power 21,021,332; shared dispositive power 0; aggregate amount beneficially owned 21,021,332 (51% of the class)
  Comment: Each of row 7, 9 and 11 represents 21,021,332 ordinary shares held by Crystal Investment (as defined below). Each ordinary share is entitled to one vote. Crystal Investment is a wholly owned subsidiary of Crystal Holdings (as defined below). Huaqin Xue is a director of both Crystal Investment and Crystal Holdings and is the sole shareholder of Crystal Holdings. Based on the foregoing, Huaqin Xue may be deemed to be the beneficial owner of the ordinary shares held by Crystal Investment. Row 13 represents the percentage that is calculated based on 41,212,693 outstanding ordinary shares as of June 30, 2025, as disclosed in the Issuer's Form 20-F, filed on July 31, 2025.
- Crystal Peak Holdings Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: affiliate funds (AF), other (OO); sole voting power 21,021,332; shared voting power 0; sole dispositive power 21,021,332; shared dispositive power 0; aggregate amount beneficially owned 21,021,332 (51% of the class)
  Comment: Each of row 7, 9 and 11 represents 21,021,332 ordinary shares held by Crystal Investment, which is wholly owned by Crystal Holdings. Each ordinary share is entitled to one vote. Row 13 represents the percentage that is calculated based on 41,212,693 outstanding ordinary shares as of June 30, 2025, as disclosed in the Issuer's Form 20-F, filed on July 31, 2025.
- Crystal Peak Investment Inc. (CIK 0002078050): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: affiliate funds (AF), other (OO); sole voting power 21,021,332; shared voting power 0; sole dispositive power 21,021,332; shared dispositive power 0; aggregate amount beneficially owned 21,021,332 (51% of the class)
  Comment: Each of row 7, 9 and 11 represents 21,021,332 ordinary shares held by Crystal Investment. Each ordinary share is entitled to one vote. Row 13 represents the percentage that is calculated based on 41,212,693 outstanding ordinary shares as of June 30, 2025, as disclosed in the Issuer's Form 20-F, filed on July 31, 2025.
- Dave Liguang Chenn: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF), other (OO); sole voting power 462,760; shared voting power 0; sole dispositive power 462,760; shared dispositive power 0; aggregate amount beneficially owned 462,760 (1.1% of the class)
  Comment: Each of row 7, 9 and 11 represents (i) 410,560 ordinary shares held by Oceanpine Investment (as defined below), and (ii) 52,200 ordinary shares held by Oceanpine Capital (as defined below). Each ordinary share is entitled to one vote. As Dave Liguang Chenn is the managing partner of both Oceanpine Investment and Oceanpine Capital, he may be deemed to be the beneficial owner of the ordinary shares held by Oceanpine Investment and Oceanpine Capital. Row 13 represents the percentage that is calculated based on 41,212,693 outstanding ordinary shares as of June 30, 2025, as disclosed in the Issuer's Form 20-F, filed on July 31, 2025.
- Oceanpine Investment Fund II LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: working capital (WC), other (OO); sole voting power 410,560; shared voting power 0; sole dispositive power 410,560; shared dispositive power 0; aggregate amount beneficially owned 410,560 (1% of the class)
  Comment: Each of row 7, 9 and 11 represents 410,560 ordinary shares held by Oceanpine Investment. Each ordinary share is entitled to one vote. Row 13 represents the percentage that is calculated based on 41,212,693 outstanding ordinary shares as of June 30, 2025, as disclosed in the Issuer's Form 20-F, filed on July 31, 2025.
- Oceanpine Capital Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: working capital (WC), other (OO); sole voting power 52,200; shared voting power 0; sole dispositive power 52,200; shared dispositive power 0; aggregate amount beneficially owned 52,200 (0.1% of the class)
  Comment: Each of row 7, 9 and 11 represents 52,200 ordinary shares held by Oceanpine Capital. Each ordinary share is entitled to one vote. Row 13 represents the percentage that is calculated based on 41,212,693 outstanding ordinary shares as of June 30, 2025, as disclosed in the Issuer's Form 20-F, filed on July 31, 2025.
- Adjuvant Capital Management, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 290,298; sole dispositive power 0; shared dispositive power 290,298; aggregate amount beneficially owned 290,298 (0.7% of the class)
  Comment: Each of row 8, 10 and 11 represents (i) 243,630 ordinary shares held by Adjuvant Fund (as defined below) and (ii) 46,668 ordinary shares held by Adjuvant Fund DE (as defined below). Each ordinary share is entitled to one vote. Adjuvant GP (as defined below) is the sole general partner of Adjuvant Fund and Adjuvant Fund DE. Adjuvant Management (as defined below) is the sole general partner of Adjuvant GP. Therefore, Adjuvant Management may be deemed to be the beneficial owner of the ordinary shares held by Adjuvant Fund and Adjuvant Fund DE. Row 13 represents the percentage that is calculated based on 41,212,693 outstanding ordinary shares as of June 30, 2025, as disclosed in the Issuer's Form 20-F, filed on July 31, 2025.
- Adjuvant Capital GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 290,298; sole dispositive power 0; shared dispositive power 290,298; aggregate amount beneficially owned 290,298 (0.7% of the class)
  Comment: Each of row 8, 10 and 11 represents (i) 243,630 ordinary shares held by Adjuvant Fund and (ii) 46,668 ordinary shares held by Adjuvant Fund DE. Each ordinary share is entitled to one vote. Adjuvant GP is the sole general partner of Adjuvant Fund and Adjuvant Fund DE, and may be deemed to beneficially own the ordinary shares held by Adjuvant Fund and Adjuvant Fund DE. Row 13 represents the percentage that is calculated based on 41,212,693 outstanding ordinary shares as of June 30, 2025, as disclosed in the Issuer's Form 20-F, filed on July 31, 2025.
- Adjuvant Global Health Technology Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 243,630; sole dispositive power 0; shared dispositive power 243,630; aggregate amount beneficially owned 243,630 (0.59% of the class)
  Comment: Each of row 8, 10 and 11 represents 243,630 ordinary shares held by Adjuvant Fund. Each ordinary share is entitled to one vote. Row 13 represents the percentage that is calculated based on 41,212,693 outstanding ordinary shares as of June 30, 2025, as disclosed in the Issuer's Form 20-F, filed on July 31, 2025.
- Adjuvant Global Health Technology Fund DE, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 46,668; sole dispositive power 0; shared dispositive power 46,668; aggregate amount beneficially owned 46,668 (0.11% of the class)
  Comment: Each of row 8, 10 and 11 represents 46,668 ordinary shares held by Adjuvant Fund DE. Each ordinary share is entitled to one vote. Row 13 represents the percentage that is calculated based on 41,212,693 outstanding ordinary shares as of June 30, 2025, as disclosed in the Issuer's Form 20-F, filed on July 31, 2025.
- MSA China Growth Fund II GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: working capital (WC); sole voting power 112,904; shared voting power 0; sole dispositive power 112,904; shared dispositive power 0; aggregate amount beneficially owned 112,904 (0.27% of the class)
  Comment: Each of row 7, 9 and 11 represents 112,904 ordinary shares held by MSA Growth (as defined below). Each ordinary share is entitled to one vote. MSA China Growth (as defined below) is the general partner of MSA Growth, and may be deemed to beneficially own the ordinary shares held by MSA Growth. Row 13 represents the percentage that is calculated based on 41,212,693 outstanding ordinary shares as of June 30, 2025, as disclosed in the Issuer's Form 20-F, filed on July 31, 2025.
- MSA Growth Fund II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: working capital (WC); sole voting power 112,904; shared voting power 0; sole dispositive power 112,904; shared dispositive power 0; aggregate amount beneficially owned 112,904 (0.27% of the class)
  Comment: Each of row 7, 9 and 11 represents 112,904 ordinary shares held by MSA Growth. Each ordinary share is entitled to one vote. Row 13 represents the percentage that is calculated based on 41,212,693 outstanding ordinary shares as of June 30, 2025, as disclosed in the Issuer's Form 20-F, filed on July 31, 2025.
- Superstring Capital Management LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 30,792; shared voting power 0; sole dispositive power 30,792; shared dispositive power 0; aggregate amount beneficially owned 30,792 (0.07% of the class)
  Comment: Each of row 7, 9 and 11 represents 30,792 ordinary shares held by Superstring Capital (as defined below). Each ordinary share is entitled to one vote. Superstring Management (as defined below) serves as the investment manager of Superstring Capital, and may be deemed to beneficially own the ordinary shares held by Superstring Capital. Row 13 represents the percentage that is calculated based on 41,212,693 outstanding ordinary shares as of June 30, 2025, as disclosed in the Issuer's Form 20-F, filed on July 31, 2025.
- Superstring Capital Master Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: working capital (WC); sole voting power 30,792; shared voting power 0; sole dispositive power 30,792; shared dispositive power 0; aggregate amount beneficially owned 30,792 (0.07% of the class)
  Comment: Each of row 7, 9 and 11 represents 30,792 ordinary shares held by Superstring Capital. Each ordinary share is entitled to one vote. Row 13 represents the percentage that is calculated based on 41,212,693 outstanding ordinary shares as of June 30, 2025, as disclosed in the Issuer's Form 20-F, filed on July 31, 2025.
- Epiphron Capital (Hong Kong) Limited: type of reporting person: other (OO); citizenship or place of organization: Hong Kong (K3); member of a group; source of funds: personal funds (PF), other (OO); sole voting power 70,083; shared voting power 0; sole dispositive power 70,083; shared dispositive power 0; aggregate amount beneficially owned 70,083 (0.17% of the class)
  Comment: Each of row 7, 9 and 11 represents 70,083 ordinary shares held by Epiphron Capital (as defined below). Each ordinary share is entitled to one vote. Row 13 represents the percentage that is calculated based on 41,212,693 outstanding ordinary shares as of June 30, 2025, as disclosed in the Issuer's Form 20-F, filed on July 31, 2025.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.0002 per share
Name of issuer: LakeShore Biopharma Co., Ltd.
Address of issuer's principal executive offices: Building No. 2, 38 Yongda Road, Daxing Biomedical Industry Park, Daxing, Beijing, China (F4), 102629
Comment: This statement on Schedule 13D constitutes Amendment No. 6 to the initial Schedule 13D (the "Original Schedule 13D") filed with the Securities and Exchange Commission as of July 22, 2025, as amended by Amendment No. 1 to the Original Schedule 13D filed as of August 27, 2025, Amendment No. 2 to the Original Schedule 13D filed as of October 29, 2025, Amendment No. 3 to the Original Schedule 13D filed as of November 4, 2025, Amendment No. 4 to the Original Schedule 13D filed as of February 5, 2026, Amendment No. 5 to the Original Schedule 13D filed as of March 25, 2026 (together with the Original Schedule 13D, the "Original Filings"), with respect to the ordinary shares, par value $0.0002 per share (the "Ordinary Shares") of the Issuer. Except as amended and supplemented herein, the Original Filings are unmodified and remain in full force and effect as to the applicable reporting persons thereof.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and supplemented by adding the following at the end thereof:

The descriptions of the Amended Merger Agreement, the A&R Equity Commitment Letter, the A&R Support Agreement, and the A&R Limited Guarantee (each as defined below) in Item 4 of this Amendment No. 6 to Schedule 13D are incorporated by reference in this Item 3.

It is anticipated that approximately US$1.3 million will be expended to purchase the outstanding Ordinary Shares not owned by the Rollover Shareholders at a purchase price of US$0.066 per Ordinary Share.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented by adding the following at the end thereof:

Amended Merger Agreement

On April 29, 2026, in connection with the Proposed Revised Transaction and upon further discussions among the parties, the Issuer, Parent and Merger Sub entered into an amendment No. 1 to agreement and plan of merger (the "Amendment No. 1"), which amends the Merger Agreement (the Merger Agreement as so amended, the "Amended Merger Agreement"), pursuant to which, the per share merger consideration has been reduced from US$0.90 to US$0.066.

In addition, the Amendment No. 1 extends the termination date upon which either the Company or Parent may terminate the Amended Merger Agreement to the date falling nine (9) months from the date of the Amendment No. 1, and reduces the Company Termination Fee to US$50,000 (as compared to US$550,000 under the Merger Agreement) and the Parent Termination Fee to US$100,000 (as compared to US$1,100,000 under the Merger Agreement).

Consummation of the Merger remains subject to the satisfaction or waiver of various conditions set forth in the Amended Merger Agreement. If the Merger is consummated, the Ordinary Shares would become eligible for termination of registration pursuant to Section 12(g)(4) of the Act and would cease to be quoted on the OTC Pink Open Market.

A&R Equity Commitment Letter

Concurrently with the execution of the Amendment No. 1, the Sponsor, Parent and the Company entered into an amended and restated equity commitment letter (the "A&R Equity Commitment Letter"), which amends and restates the Equity Commitment Letter in its entirety.

Under the A&R Equity Commitment Letter, the Sponsor will provide equity financing of US$1,268,818.58 to Parent to consummate the Transactions.

A&R Support Agreement

Concurrently with the execution of the Amendment No. 1, the Rollover Shareholders, Parent and the Issuer entered into an amended and restated rollover and support agreement (the "A&R Support Agreement"), which amends and restates the Support Agreement in its entirety.

Under the A&R Support Agreement, among other things and subject to the terms and conditions set forth therein, each of the Rollover Shareholders has agreed to (A) vote all Rollover Shares beneficially owned by it in favor of the authorization and approval of the Amended Merger Agreement and the Transactions, including the Merger, and (B) upon the terms and subject to the conditions of the A&R Support Agreement, cancel the Rollover Shares beneficially owned by the respective Rollover Shareholder and receive no cash consideration or distribution for cancellation of the Rollover Shares in accordance with the Amended Merger Agreement in exchange for newly issued shares in Parent.

A&R Limited Guarantee

Concurrently with the execution of the Amendment No. 1, the Sponsor executed and delivered an amended and restated limited guarantee (the "A&R Limited Guarantee") in favor of the Issuer, which amends and restates the Limited Guarantee in its entirety.

Under the A&R Limited Guarantee, the Sponsor agreed to guarantee certain obligations of Parent under the Merger Agreement, including without limitation, the due and punctual payment of certain termination fee payable by Parent pursuant to the Amended Merger Agreement, subject to a maximum liability of US#110,000 (as compared to US$1,210,000 under the Limited Guarantee).

The information disclosed in the preceding paragraphs does not purport to be complete and is qualified in its entirety by reference to the Amendment No. 1, the A&R Equity Commitment Letter, the A&R Support Agreement and the A&R Limited Guarantee, copies of which are filed as Exhibits 99.20, 99.21, 99.22 and 99.23 and are incorporated herein by reference in its entirety.

Except as disclosed in this Schedule 13D, the Reporting Persons currently have no plans or proposals that relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of each Reporting Person to Rows (7) through (13) of the cover pages are hereby incorporated by reference in this Item 5. The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is based on 41,212,693 Ordinary Shares outstanding as of June 30, 2025 as disclosed in the Issuer's Form 20-F, filed on July 31, 2025. Except as otherwise stated herein, each Reporting Person expressly disclaims any beneficial ownership of the Ordinary Shares held by each other Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: Except as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transaction in the Ordinary Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as disclosed in this Schedule 13D, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented by adding the following at the end thereof:

The Reporting Persons' Responses to Item 3 and Item 4 of this Amendment No. 6 to Schedule 13D are incorporated by reference to this Item 6.

To the best knowledge of the Reporting Persons, except as provided herein or incorporated by reference in this Amendment, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.19 Joint Filing Agreement dated April 29, 2026 by and among the Reporting Persons.

99.20 Amendment No. 1 to Agreement and Plan of Merger, dated April 29, 2026, by and among the Issuer, Parent and Merger Sub (incorporated herein by reference to Exhibit 99.2 to the Current Report on Form 6-K of the Issuer furnished to the SEC on April 29, 2026).

99.21 Amended and Restated Equity Commitment Letter, dated April 29, 2026, by and among the Sponsor, Parent and the Issuer.

99.22 Amended and Restated Support Agreement, dated April 29, 2026, by and among the Rollover Shareholders, Parent and the Issuer.

99.23 Amended and Restated Limited Guarantee, dated April 29, 2026, by and between the Sponsor and the Issuer.

## Signatures
- Huaqin Xue: /s/ Huaqin Xue, Huaqin Xue (04/29/2026)
- Crystal Peak Holdings Inc.: /s/ Huaqin Xue, Huaqin Xue/Director (04/29/2026)
- Crystal Peak Investment Inc.: /s/ Huaqin Xue, Huaqin Xue/Director (04/29/2026)
- Dave Liguang Chenn: /s/ Dave Liguang Chenn, Dave Liguang Chenn (04/29/2026)
- Oceanpine Investment Fund II LP: /s/ Dave Liguang Chenn, Dave Liguang Chenn/Director (04/29/2026)
- Oceanpine Capital Inc.: /s/ Jiayu Yang, Jiayu Yang/Director (04/29/2026)
- Adjuvant Capital Management, L.L.C.: /s/ Kabeer Aziz, Kabeer Aziz/Vice President & Secretary (04/29/2026)
- Adjuvant Capital GP, L.P.: /s/ Kabeer Aziz, Kabeer Aziz/Vice President & Secretary (04/29/2026)
- Adjuvant Global Health Technology Fund, L.P.: /s/ Kabeer Aziz, Kabeer Aziz/Vice President & Secretary (04/29/2026)
- Adjuvant Global Health Technology Fund DE, L.P.: /s/ Kabeer Aziz, Kabeer Aziz/Vice President & Secretary (04/29/2026)
- MSA China Growth Fund II GP, LLC: /s/ Yu (Jenny) Zeng, Yu (Jenny) Zeng/Manager (04/29/2026)
- MSA Growth Fund II, L.P.: /s/ Yu (Jenny) Zeng, Yu (Jenny) Zeng/Managing Partner (04/29/2026)
- Superstring Capital Management LP: /s/ Ting Guo, Ting Guo/Managing Partner (04/29/2026)
- Superstring Capital Master Fund LP: /s/ Ting Guo, Ting Guo/General Partner (04/29/2026)
- Epiphron Capital (Hong Kong) Limited: /s/ Sherry Xiaoyu Liu, Sherry Xiaoyu Liu/Director (04/29/2026)